SEC FILE NUMBER 1-12289
CUSIP NUMBER 811904-101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I – REGISTRANT INFORMATION
SEACOR Holdings Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2200 Eller Drive, P.O. Box 13038
Address of Principal Executive Office (Street and Number)
Fort Lauderdale, Florida 33316
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEACOR Holdings Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense due to the circumstances described below. The Company has not yet completed its assessment of the effectiveness of its internal controls over financial reporting as of December 31, 2016 due to certain control deficiencies identified related to impairment determinations and the approval of manual journal entries. Although the Company has not concluded its assessment of the effectiveness of its internal control over financial reporting, it believes that these deficiencies could represent material weaknesses in its internal control over financial reporting. The Company does not, however, believe that this evaluation will impact its previously reported consolidated financial statements. As a result of the ongoing assessment, it is possible that the Company will not be in a position to file its Form 10-K and its related XBRL documents within the 15-day extension period provided by Rule 12b-25. The Company is working diligently to resolve these matters and intends to file its Form 10-K and related XBRL documents as promptly as reasonably practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William C. Long	954	627-5206
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
After considering its previously disclosed results for the nine months ended September 30, 2016, the Company currently anticipates that its results for the year ended December 31, 2016 will be further impacted in the fourth quarter by the following:

•	the continuation of difficult market conditions for its Offshore Marine Services segment and, to a lesser extent, its Inland River Services segment that it experienced throughout the year;

•	impairment charges of approximately $69 million related to Offshore Marine Services' fleet;

•	intangible asset and goodwill impairment charges of approximately $30 million associated with a strategic shift in the Company’s emergency and crisis services business;

•	marketable security gains of approximately $25 million, primarily attributable to the Company’s investment in Dorian LPG Ltd.;

•	derivative losses of approximately $10 million, primarily attributable to the mark-to-market of the Company's exchange option liability on subsidiary convertible senior notes; and

•	equity in losses of approximately $20 million, primarily attributable to other-than-temporary impairments for certain of the Company's 50% or less owned companies.
The Company’s preliminary estimate of its results for the year ended December 31, 2016 includes a loss before income tax benefit and equity in losses of 50% or less owned companies between $233 million and $285 million, a net loss attributable to SEACOR Holdings Inc. between $192 million and $235 million and a diluted loss per share between $11.35 and $13.89. This compares with results for the year ended December 31, 2015 of a loss before income tax benefit and equity in losses of 50% or less owned companies of $30.8 million, a net loss attributable to SEACOR Holdings Inc. of $68.8 million and a diluted loss per share of $3.94. The Company cautions that its results of operation discussed above are preliminary estimates and subject to change, possibly materially.

SEACOR Holdings Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2017	By:	/s/ Matthew Cenac
Name: Matthew Cenac
Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)